

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2022

Matthew Kaes Van't Hof
President and Chief Financial Officer
Diamondback Energy, Inc.
500 West Texas, Suite 1200
Midland, Texas 79701

Re: Diamondback Energy, Inc.
Registration Statement on Form S-4
Filed June 13, 2022
File No. 333-265558

Dear Mr. Van't Hof:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 Filed June 13, 2022

General

1.   Please confirm your understanding that we will not be in a position to accelerate the effectiveness of your registration statement until our comments relating to your Form 10-K for the fiscal year ended December 31, 2021 have been resolved.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michael Purcell, Staff Attorney at 202-551-5351 or Karina Dorin, Staff Attorney at 202-551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: John Goodgame